SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of January, 2006

Copa Holdings, S.A.
(Translation of Registrant’s Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Copa Airlines Adds 2nd Nonstop Flight to Guatemala

Airline now offers four daily flights

          PANAMA CITY, Jan. 23 /PRNewswire-FirstCall/ -- Copa Airlines (NYSE: CPA) announced that starting today it adds a second nonstop flight between Panama and Guatemala City, bringing the total number of daily flights the airline operates to Guatemala to four.  The other two flights connect in Managua, Nicaragua.

          The additional flights demonstrate Copa’s commitment to the expansion of tourism and commercial exchanges between the two Central American countries, airline officials said.

          “This second direct flight to Guatemala is part of our continuing promise to offer our passengers the best travel options, with convenient schedules and connections to the destinations Copa serves through our Hub of the Americas in Panama,” added Jorge Garcia Icaza, Commercial Vice President, Copa Airlines.

          The flight schedule is as follows:

Route	Frequency	Departure	Arrival

Panama - Guatemala	Daily	7:57 p.m.	9:12 p.m.
Guatemala - Panama	Daily	6:14 a.m.	9:27 a.m.

          For more information about flight schedules and fares, visit http://www.copaair.com.

          Copa Airlines, subsidiary of Copa Holdings S.A. (NYSE: CPA), is a leading Latin American provider of international airline passenger service.  Operating from its strategic location at the Hub of the Americas in the Republic of Panama, Copa currently offers approximately 80 daily scheduled flights to 30 destinations in 20 countries in North, Central and South America and the Caribbean.  In addition, Copa provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines and other airlines.  Copa and Continental also share a strategic alliance partnership that includes joint participation in Continental’s award-winning frequent flyer program, OnePass(R).  Copa Airlines offers nonstop service to Panama City from four U.S. cities: daily from New York City, twice daily from Miami, daily from Los Angeles, and four times a week from Orlando.  For more company information, visit http://www.copaair.com.

           This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this presentation include those described under the caption “Risk Factors” and “Special Note About Forward- Looking Statements” in the Company’s registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission. CPA-G

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.
(Registrant)
Date: 01/23/2006
	By:	/s/ Victor Vial

	Name:	Victor Vial
	Title:	CFO